Exhibit 12.1

Computation of Ratio of Earnings to Fixed Costs

	Predecessor				Successor
($ in thousands)	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008	Period from January 1, 2009 through August 24, 2009	Period from August 25, 2009 through December 31, 2009	Year ended December 31, 2010	Three months ended March 31, 2010	Three months ended March 31, 2011	Supplemental Pro Forma Year ended December 31, 2010 (unaudited)(e)	Supplemental Pro Forma Three months ended March 31, 2011
Earnings:
Income (loss) before income taxes	16,915	34,334	34,664	(38,806)	(14,061)	(25,295)	(8,326)	9,160	5,213	12,926
Fixed charges	367	576	669	453	12,669	39,563	9,114	9,685	28,975	6,367
Amortization of capitalized interest	—	—	—	—	—	—	—	—	—
Less: capitalized interest	—	—	—	—	—	—	—	—	—

Earnings (loss)	17,282	34,910	35,333	(38,353)	(1,392)	14,268	788	18,845	34,188	19,293

Fixed charges:
Interest expense	—	—	—	—	12,377	37,210	8,913	8,816	26,540	5,729
Capitalized interest	—	—	—	—	—	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	37	1,527	26	624	1,414	383
Portion of rent estimated to represent the interest factor (a)	367	576	669	453	255	826	175	245	1,021	255

Fixed charges	367	576	669	453	12,669	39,563	9,114	9,685	28,975	6,367

Ratio of earnings to fixed charges	47.1	60.6	52.8	(b)	(c)	(d)	0.1	1.9	1.2	3.0

(a)	Assumes the interest component of rental expense is approximately one-third of total rental expense based on an analysis of net present value.

(b)	Earnings (loss) are inadequate to cover fixed charges for the period from January 1, 2009 through August 24, 2009 by $38.8 million.

(c)	Earnings (loss) are inadequate to cover fixed charges for the period from August 25, 2009 through December 31, 2009 by $14.1 million.

(d)	Earnings (loss) are inadequate to cover fixed charges for the period from January 1, 2010 through December 31, 2010 by $25.3 million.

(e)	Gives effect to both the reduction in interest expense due to the Notes Redemption and the acquisitions of NetQuote and CreditCards as reflected in the pro forma statement of operations included in the prospectus.